ENVOY COMMUNICATIONS GROUP INC.
MANAGEMENT INFORMATION CIRCULAR
Solicitation of Proxies
This Management Information Circular is furnished in connection with the solicitation of proxies by management of ENVOY COMMUNICATIONS GROUP INC. (the “Corporation”) for the Annual Meeting of Shareholders to be held at 300 Bayview Avenue, Toronto, Ontario, on Tuesday, March 28, 2006 at 11:00 a.m. (Toronto time) or any adjournment thereof (the “Meeting”). It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally, by advertisement or by telephone, by regular employees of the Corporation without special compensation, or by the Corporation’s transfer agent, Computershare Trust Company of Canada, at nominal cost. The cost of solicitation by management will be borne by the Corporation.
Appointment of Proxies
If a shareholder cannot attend the Meeting but wishes to vote on the resolutions, the shareholder should sign, date and deliver the enclosed form of proxy to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 on or before 11:00 a.m. (Toronto time) on the second business day preceding the Meeting or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting. THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY ARE DIRECTORS AND/OR OFFICERS OF THE CORPORATION. A SHAREHOLDER GIVING A PROXY CAN STRIKE OUT THE NAMES OF THE PERSONS PRINTED IN THE ACCOMPANYING FORM OF PROXY AND APPOINT ANOTHER PERSON TO REPRESENT THE SHAREHOLDER AS PROXY AT THE MEETING BY INSERTING THE NAME OF ANOTHER PERSON IN THE SPACE PROVIDED, OR THE SHAREHOLDER MAY COMPLETE ANOTHER FORM OF PROXY. A proxy nominee need not be a shareholder of the Corporation. A shareholder giving a proxy has the right to attend, or appoint someone else to attend as his or her proxy, at the Meeting and the proxy earlier submitted can be revoked in the manner described below under “Revocability of Proxies”.
Voting of Proxies
The common shares of the Corporation (the “Common Shares”) represented by a properly executed proxy will be voted or withheld from voting in accordance with the instructions given in the proxy on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. IF NO CHOICE IS SPECIFIED IN THE PROXY, THE NOMINEE WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH RESOLUTION FOR WHICH NO CHOICE WAS SPECIFIED. The enclosed form of proxy confers discretionary authority upon the persons named in the proxy. The discretionary authority so granted may be exercised with respect to amendments or variations to matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting, unless the shareholder deletes the discretionary authority from the proxy. As at the date of this Management Information Circular, management of the Corporation is not aware of any such amendment or variation or any other matter to come before the Meeting other than those referred to in the accompanying Notice of Meeting. However, if any other matters that are not now known to management should properly come before the Meeting, the Common Shares represented by proxies given in favour of management nominees will be voted on such matters in accordance with the best judgment of such nominees.

Revocability of Proxies
A shareholder who has given a proxy has the power to revoke it by either depositing an instrument in writing signed (in writing or by electronic signature) by the shareholder or the shareholder’s duly authorized attorney or by transmitting by telephonic or electronic means a revocation signed by electronic signature, which instrument or revocation must be delivered to the Registered Office of the Corporation at 172 John Street, Toronto, Ontario, M5T 1X5 at any time up to and including the last business day preceding the day of the Meeting or to the Chair of the Meeting on the day of the Meeting at any time prior to its use. A shareholder may also revoke a proxy by personal appearance at the Meeting prior to the hour of commencement of the Meeting or in any other manner permitted by law.
Beneficial Shareholders
The information set forth in this section is of importance to many shareholders of the Corporation, as a substantial number of shareholders do not hold Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (i.e. non-registered or beneficial shareholders) should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those shares will not be registered in the shareholder’s name on the records of the Corporation. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their agents or nominees can be voted (for or against resolutions) only upon the instructions of the beneficial shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, beneficial shareholders should ensure that instructions respecting the voting of their shares are communicated to the appropriate person.
Applicable securities legislation requires intermediaries/brokers to seek voting instructions from beneficial shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by beneficial shareholders in order to ensure that their Common Shares are voted at the Meeting. The majority of brokers delegate responsibility for obtaining instructions from clients to ADP Investor Communications Corporation (“ADP”). ADP typically uses its own form of proxy or voting instruction form, mails those forms to the beneficial shareholders and asks beneficial shareholders to return the forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A beneficial shareholder receiving a proxy or voting instruction form from ADP cannot use that form to vote shares directly at the Meeting — the form must be returned to ADP well in advance of the Meeting in order to have the shares voted.
There are two kinds of beneficial owners — those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners). Subject to the provisions of National Instrument 54-101, Communication with Beneficial Owners of Securities of Reporting Issuers, after September 1, 2002 issuers may request and obtain a list of their NOBOs from intermediaries via their Transfer Agents. Effective for shareholder meetings taking place on or after September 1, 2004 issuers can obtain and use this NOBO list for distribution of proxy-related materials directly (not via ADP) to NOBOs.
This year, the Corporation has decided to take advantage of those provisions of National Instrument 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form (VIF) from the Corporation’s Transfer Agent, Computershare Trust Company of Canada (or Computershare Investor Services Inc. as the case might be) (“Computershare”). These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contains complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.
These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the issuer (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.
Although a beneficial shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of CDS & Co. or a broker (or an agent of the broker), a beneficial shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the form of proxy or voting instruction form provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.
Electronic Signature
A shareholder or the shareholder’s duly authorized attorney may sign by electronic signature a proxy, revocation of proxy or a power of attorney authorizing the creation of either of them, if the means of electronic signature permits a reliable determination that the document was created or communicated by or on behalf of the shareholder or the attorney, as the case may be.
Voting Shares and Principal Shareholders
As at February 22, 2006, there are 20,997,517 Common Shares outstanding and entitled to vote at the Meeting. The number of Common Shares outstanding reflects the 1 for 5 consolidation of the Corporation’s Common Shares (see “Common Share Consolidation” below). Each Common Share carries one vote.
Any shareholder of record as at the close of business on February 22, 2006 is entitled to vote the Common Shares registered in his or her name at that date except to the extent that such shareholder has subsequently transferred any of such Common Shares and the transferee of those Common Shares establishes his or her ownership of such Common Shares and demands, not later than 10 days before the Meeting, that his or her name be included in the list of shareholders entitled to vote at the Meeting. In such case, the transferee is entitled to vote such Common Shares at the Meeting.
To the best of the knowledge of the directors and executive officers of the Corporation, no shareholder beneficially owns, directly or indirectly, or exercises control or direction over 10% or more of the outstanding Common Shares, except as follows:

Name	Number of Common Shares	Percentage
CDS & Co.[1]
P.O. Box 1038 Stn A	20,298,960	96.67%
25 The Esplanade
Toronto, Ontario
M5W 1G5

NOTE:
1.	The individual beneficial owners of the Common Shares are not known by the Corporation’s directors or executive officers.

MATTERS REQUIRING SHAREHOLDER APPROVAL
Election of Directors
The following persons are proposed to be nominated at the Meeting for election to the Board of Directors (referred to as the “Board of Directors” or the “Board”) of the Corporation. Each of the directors who is elected will hold office until the next annual meeting of shareholders or until the successor of such director is duly elected, unless such office is earlier vacated in accordance with the Corporation’s by-laws.
In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote for the election as directors of the nominees whose names are set forth below, each of whom has been a director since the date indicated below opposite his name and each of whom has held the position shown as his principal occupation for the last five years unless otherwise indicated. Management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

		Date of Becoming
Nominee	Principal Occupation	a Director	Common Shares Held [1]
GEOFFREY B. GENOVESE	Chairman of the Board, President	July 26, 1991	1,465,551
Director, Chairman of the Board,	and Chief Executive Officer,
President and Chief Executive	Envoy Communications Group
Officer	Inc.
Toronto, Ontario, Canada

HUGH AIRD [2,3,4,5,7]	Director, Business Development,	November 24, 2003	1,000
Director	Blackmont Capital (an investment
Toronto, Ontario, Canada	bank)

JOHN H. BAILEY	Lawyer	April 28, 1994	37,518
Director, Executive Vice President
and Secretary
Mississauga, Ontario, Canada

DAVID HULL [2,3,4]	President, Hull Life Insurance	January 13, 1995	30,600
Director	Agencies Inc. (an insurance
Toronto, Ontario, Canada	agency)

DAVID PARKES [2,3,4,6]	Consultant, David Parkes &	October 23, 2002	10,000
Director	Associates (an executive
Toronto, Ontario, Canada	consulting services firm)

NOTE:
1.	Information relating to Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, not being within the knowledge of the Corporation, has been furnished by the respective nominee. The number of Common Shares reflects the 1 for 5 consolidation of the Corporation’s Common Shares (see “Common Share Consolidation” below).

2.	Member of the Audit Committee.

3.	Member of the Compensation Committee.

4.	Member of the Nominating and Corporate Governance Committee.

5.	Prior to joining Blackmont Capital in 2005, Mr. Aird was the Senior Relationships Manager, Private Wealth Management, Morgan Stanley Canada (an investment bank). Prior to joining Morgan Stanley Canada in 2003, Mr. Aird was Vice President, Business Development, Mulvihill Capital Management Inc. (a fund manager). Prior to joining Mulvihill Capital Management Inc. in 2001, Mr. Aird was Vice Chairman of Merrill Lynch Canada Inc., formerly Midland Walwyn Capital Inc. an investment bank).

6.	Until 2005, Mr. Parkes was President and CEO of Freefone Inc.. Prior to joining Freefone Inc. in 2003, Mr. Parkes founded David Parkes & Associates in 2001. Mr. Parkes was President and CEO of Look Communications Inc. until 2001.

7.	Mr. Aird first became a director of the Corporation on August 20, 1997. As a result of personal commitments, Mr. Aird resigned as a director on April 1, 2003. On November 24, 2003, Mr. Aird was re-elected as a director of the Corporation. On September 22, 2004, the Board of Directors appointed Mr. Aird the Lead Director (defined under “Corporate Governance — Mandate of the Board” below) of the Board of Directors.

Appointment of Auditors
BDO Dunwoody LLP were first appointed as auditors of the Corporation on March 27, 2003. It is proposed that BDO Dunwoody LLP be reappointed as auditors of the Corporation and that the Board of Directors be authorized to fix their remuneration. Unless otherwise instructed, the persons named in the enclosed form of proxy intend to vote for the appointment of BDO Dunwoody LLP as auditors of the Corporation until the next annual meeting of the shareholders of the Corporation or until their successor is appointed, at a remuneration to be fixed by the Directors.
EXECUTIVE COMPENSATION
Summary Executive Compensation
The following table sets forth all compensation for the fiscal years ended September 30, 2003, 2004 and 2005 paid to the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated officers who served as executive officers of the Corporation during the Corporation’s most recently completed fiscal year (the “Named Executive Officers”):

							Long-Term
							Compensation
							Awards
		Annual Compensation					Common Shares
					Other Annual		Under Options/	All Other
Name and Principal					Compensation		SARs Granted	Compensation
Position	Year	Salary($)		Bonus($)	($)		(#)	($)
Geoffrey B. Genovese	2005	550,000		550,000	218,750	[1]	—	144,378	[3]
Chairman, President	2004	541,350		400,000	150,000	[1]	80,000	152,473	[3]
and Chief Executive	2003	496,903		—	150,000	[1]	—	—
Officer

Linda Gilbert	2005	187,500		—	9,500	[5]	—	—
Chief Financial	2004	150,000		50,000	—		20,000	—
Officer	2003	131,810		—	—		15,000	—

John H. Bailey	2005	300,000	[2]	—	—		—	—
Executive Vice	2004	200,000	[2]	—	—		40,000	—
President and	2003	—		—	—		40,000	—
Secretary

Paul Bean [4]	2005	72,600		48,750	13,405	[6]	—	9,750	[7]
Managing Director,	2004	67,306		27,500	12,338	[6]	15,000	9,300	[7]
Watt Gilchrist Limited	2003	52,000		—	11,000	[6]	10,000	7,800	[7]

Patrick Rodmell	2005	225,000		100,000	—		—	—
Managing Director,	2004	225,360		67,000	—		15,000	—
Watt International Inc.	2003	204,288		30,000	—		20,000	—

NOTE:
1.	Represents amounts paid to a corporation related to Mr. Genovese as an annual management fee.

2.	Mr. Bailey was appointed Executive Vice President of the Corporation on February 1, 2004. Amount reflects fees paid for the personal services of Mr. Bailey provided to the Corporation by Semper Consulting Inc. (see “Employment Contracts and Termination Agreements” below).

3.	Represents amounts paid by the Corporation with respect to life insurance for the benefit of Mr. Genovese and with respect to a car allowance.

4.	The compensation of Mr. Bean is stated and paid in Pounds Sterling. On February 22, 2006, the Bank of Canada noon rate of exchange for the conversion of one Pound Sterling into Canadian dollars was $2.0006 (Cdn $1.00 equals £0.49985).

5.	Represents amounts paid by the Corporation with respect to a car allowance.

6.	Represents amounts paid by Watt Gilchrist Limited with respect to life insurance for the benefit of Mr. Bean and a car allowance.

7.	Represents the annual contribution by Watt Gilchrist Limited to its employee pension plan.

The Corporation does not provide any pension, retirement plan or other remuneration for its directors or officers that constitutes an expense to the Corporation, nor are there any plans or arrangements in respect of compensation received or that may be received by executive officers in the Corporation’s most recently completed or current fiscal year to compensate such officers in the event of the termination of employment or a change in control of the Corporation.
Stock Option Plan
The Corporation has established a Stock Option/Stock Appreciation Right Plan (the “Stock Option Plan”) pursuant to which options to purchase Common Shares and stock appreciation rights (“SARs”) may be granted to directors, officers, employees or certain consultants to the Corporation or any of its subsidiaries, as determined by the Compensation Committee, at exercise prices to be fixed by the Compensation Committee, subject to limitations imposed by any Canadian stock exchange on which the Common Shares are listed for trading and any other regulatory authority having jurisdiction in such matters. The exercise price per share may not be less than the closing price of the Common Shares on the TSX on the last trading day prior to the grant of the option. The Common Shares subject to each option shall become purchasable at such time or times as may be determined by the Compensation Committee. All of the options granted under the Stock Option Plan may be exercised within a maximum period of five years following the date of their grant. SARs may only be granted in conjunction with an option and, when exercised, entitle the holder to receive an amount equal in value to the excess of the market value of the Common Shares over the price of the related option. The excess amount is payable in Common Shares having a market value equal to such excess.
On termination of employment, other than by reason of death, disability or retirement, all unvested options are forfeited and vested options may be exercised for a period of fifteen days following termination. If a participant dies, incurs a disability or retires within one year of the date of grant of the option, the option expires on the date of death, disability or retirement, as the case may be. If the participant dies, incurs a disability or retires more than one year following the date of grant of the option, the option vests immediately and may be exercised within one year of the date of death or ninety days of the date of disability or retirement, as the case may be. Options are non-assignable and non-transferable by the option holder and shall be exercisable during the option holder’s lifetime only by the option holder. SARs are non-transferable and terminate when the related option terminates.
Unless otherwise required by law, the Board may amend, suspend or terminate the Stock Option Plan. No amendment to the Stock Option Plan may be made that would increase the available shares thereunder without the approval of the shareholders of the Corporation. The Stock Option Plan was amended during the most recently completed fiscal year to reduce the maximum number of Common Shares that may be granted thereunder from 4,000,000 to 800,000. No shareholder approval of the amendment was obtained as it was made to reflect the 1 for 5 consolidation of the Corporation’s Common Shares (see “Common Share Consolidation” below).
As at February 22, 2006, there are 800,000 Common Shares (currently representing 3.81% of the Corporation’s issued and outstanding Common Shares) available under the Stock Option Plan, of which 386,950 are reserved to be issued pursuant to options that have already been granted (currently representing 1.84% of the Corporation’s issued and outstanding Common Shares). 284,383 Common Shares (currently representing 1.35% of the Corporation’s issued and outstanding Common Shares) will be available to be issued pursuant to the exercise of options that may be granted under the Stock Option Plan in the future. There are no SARs outstanding under the Stock Option Plan. The aggregate number of Common Shares reserved for issuance to any one individual under the Stock Option Plan and all other share compensation arrangements may not exceed 5% of the issued and outstanding Common Shares. The issuance to all insiders (as defined in the Securities Act (Ontario)) of the Corporation, within a one year period, of Common Shares pursuant to the Stock Option Plan and all other share compensation arrangements may not exceed 10% of the issued and outstanding Common Shares. No financial assistance is provided to participants by the Corporation to facilitate the purchase of Common Shares under the Stock Option Plan.

Options Granted During Most Recently Completed Fiscal Year
The following table sets forth options granted under the Stock Option Plan to the Named Executive Officers of the Corporation in the most recently completed fiscal year:

Market Value of
		Percentage of		Common Shares
		Total Options		Underlying
	Common Shares	Granted to		Options on Date
	Under Options	Employees in	Exercise Price	of Grant
Name	Granted (#)	Financial Year	($/Share)	($/Share)	Expiry Date
Geoffrey B.Genovese	—	—	—	—	—
Linda Gilbert	—	—	—	—	—
John H. Bailey	—	—	—	—	—
Paul Bean	—	—	—	—	—
Patrick Rodmell	—	—	—	—	—
Aggregate Options Exercised During Most Recently Completed Fiscal Year and Fiscal Year-End Option Values
The following table sets out for Named Executive Officers information relating to options exercised by them during the most recently completed fiscal year and the value of unexercised options held by them as at the end of the most recently completed fiscal year.

Value of
Unexercised In-the
			Number of	Money Options at
			Unexercised Options	September 30, 2005
	Number of Common	Aggregate Value	at September 30, 2005	Exercisable/
	Shares Acquired on	Realized	Exercisable/	Unexercisable [2]
Name	Exercise [1]	($)	Unexercisable [1]	($)
Geoffrey B. Genovese	—	—	80,000/—	—/—

Linda Gilbert	1,667	2,084	1,000/—	—/—
			20,000/—	—/—
John H. Bailey	—	—	4,000/—	—/—
			40,000/—	—/—
Paul Bean	—	—	6,667/3,333	9,534/4,766
			15,000/—	—/—
Patrick Rodmell	—	—	1,500/—	—/—
			6,667/6,666	9,534/9,534
			15,000/—	—/—

NOTE:
1.	The number of Common Shares reflects the 1 for 5 consolidation of the Corporation’s Common Shares (see “Common Share Consolidation” below).

2.	The closing price of the Common Shares of the Corporation on the TSX on September 30, 2005 was $2.43.

Equity Compensation Plan Information as at September 30, 2005
The following table sets out information with respect to compensation plans under which equity securities of the Corporation are authorized for issuance as at the end of the most recently completed fiscal year.

Number of Common Shares
remaining available for future
	Number of Common Shares to		issuance under equity
	be issued upon exercise of	Weighted-average exercise	compensation plans (excluding
	outstanding options, warrants	price of outstanding options,	Common Shares reflected in
	and rights [1]	warrants and rights [1]	column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by	401,950	$4.10	269,383
securityholders
Equity compensation plans not approved by	—	—	—
securityholders
Total	401,950	$4.10	269,383

NOTE:
1.	The number of Common Shares and the weighted-average exercise price have been adjusted to reflect the 1 for 5 consolidation of the Corporation’s Common Shares (see “Common Share Consolidation” below).
Employment Contracts and Termination Agreements
The Corporation and its wholly owned subsidiaries, Watt International Inc. (“Watt”) and Watt Gilchrist Limited (“Gilchrist”), have entered into employment contracts with the Named Executive Officers.
Geoffrey B. Genovese has agreed to act as the Corporation’s Chairman, President and Chief Executive Officer at an annual base salary of $550,000, together with a discretionary bonus based on the achievement of agreed upon criteria established from time to time by the Compensation Committee. This agreement provides for a severance payment equal to $300,000 plus three times the total remuneration and other compensation earned by Mr. Genovese and his management company during the twelve month fiscal period of the Corporation immediately preceding the date of termination, if Mr. Genovese’s employment is terminated, without cause, by the Corporation. If there is a change of control (as defined) of the Corporation and Mr. Genovese elects to resign within twelve months of the date on which the change of control occurs, Mr. Genovese is entitled to receive a severance payment equal to three times the total remuneration and other compensation earned by Mr. Genovese and his management company during the twelve month fiscal period of the Corporation immediately preceding the date on which the change of control occurs. If there is a change of control of the Corporation, Mr. Genovese may also receive, at the discretion of the Compensation Committee, a one-time bonus of up to a maximum of $1,000,000, based on a positive impact to the shareholders of the Corporation as a result of the change of control.
An annual fee of $300,000 is also payable to Mr. Genovese’s management company pursuant to a management agreement with the Corporation. The management agreement is automatically renewable on September 30th of each year, unless terminated by Mr. Genovese or the Corporation.
John H. Bailey was appointed Executive Vice President of the Corporation on February 1, 2004. Pursuant to the terms of an agreement dated February 1, 2004 between the Corporation and Semper Consulting Inc. (“Semper”), Semper agreed to provide certain financial advisory services as well as general advice of a strategic nature, including the personal services of John H. Bailey. In consideration for these services, the Corporation has agreed to pay Semper an annual fee of $300,000 and to reimburse Semper for all expenses incurred by it in the performance of its services. The agreement has a term ending on May 31, 2010, unless sooner terminated pursuant to the provisions thereof. If the Corporation terminates the agreement for any reason, other than cause, or if there is a change of control (as defined) of the Corporation and Semper elects to terminate the agreement within twelve months of the date on which the change of control occurs, Semper shall be entitled to receive a payment equal to three times the total fees paid to Semper during the twelve month period ending on the month immediately preceding the month in which the agreement is terminated. Semper is wholly-owned by the spouse of John H. Bailey.
Linda Gilbert has agreed to act as the Corporation’s Vice President and Chief Financial Officer at an annual salary of $200,000. This agreement provides for a severance payment equivalent to her base salary for a period of up to six months, if her employment is terminated, without cause, by the Corporation. Linda Gilbert resigned as Vice President and Chief Financial Officer in January of 2006 and was replaced as Chief Financial Officer by Joseph Leeder.
Paul Bean has agreed to act as the Managing Director of Gilchrist at an annual base salary of 72,600 British pounds. This agreement provides for a severance payment equivalent to his base salary and benefits for a period of twelve months, if his employment is terminated, without cause, by Gilchrist.
Patrick Rodmell has agreed to act as the Managing Director of Watt at an annual base salary of $225,000 together with an annual cash bonus based on the performance of Watt. This agreement provides for a severance payment equivalent to his base salary and benefits for a period of up to four months, if his employment is terminated, without cause, by the Corporation.
Joseph Leeder joined the Corporation in October of 2005 as its Vice President, Mergers and Acquisitions. In January 2006, Joseph Leeder was also appointed Chief Financial Officer of the Corporation, replacing Linda Gilbert. Joseph Leeder’s agreement provides for an annual base salary of $400,000, together with a discretionary bonus based on the achievement of agreed upon criteria established from time to time by the Compensation Committee. This agreement also provides for a severance payment equal to the greater of $800,000 and two times the total remuneration and other compensation earned by Mr. Leeder during the twelve month fiscal period of the Corporation immediately preceding the date of termination, if Mr. Leeder’s employment is terminated, without cause, by the Corporation. If there is a change of control (as defined) of the Corporation and Mr. Leeder elects to resign within twelve months of the date on which the change of control occurs, Mr. Leeder is entitled to receive a severance payment equal to the same amount to which he would have been entitled if his employment had been terminated by the Corporation, without cause.
Indebtedness of Directors and Executive Officers
There is no indebtedness to the Corporation or its subsidiaries by any proposed nominee for election as a director or any current or former director, executive officer or employee or an associate of any such person.
Composition of the Compensation Committee
The Compensation Committee is comprised of David Hull (Chairman), David Parkes and Hugh Aird.
Report on Executive Compensation
During the fiscal year ended September 30, 2005, the Corporation’s executive compensation program was intended to be consistent with the Corporation’s business plans, strategies and goals, while taking into account various factors and criteria including competitive factors and the Corporation’s performance; to provide an appropriate overall compensation package that would permit the Corporation to attract and retain highly qualified and experienced senior executives; and to encourage superior performance by the Corporation. The Corporation’s compensation policies were intended to motivate individuals to achieve and then to award compensation based on corporate and individual results.
The Compensation Committee reviews and determines the compensation of each executive officer (the “Executive”) of the Corporation, other than the executive officers of the Corporation’s subsidiaries. The compensation of an executive officer of the Corporation’s subsidiary is based on the executive officer’s achievement of specific individual performance goals set and assessed by the Chief Executive Officer and on the profitability of the subsidiary for which that executive officer is accountable.
In conducting the review, the Compensation Committee considers, among other things, individual performance assessments, the Corporation’s performance, the alignment with and balance between short and longer-term performance goals, the value of incentive awards paid to similar positions in comparable companies and previous incentive awards. From time to time, the Compensation Committee uses the services of an independent external compensation consultant to review the competitiveness of compensation arrangements.
The compensation of all executive officers consists of a base salary, bonus and participation in the Corporation’s Stock Option Plan. Individual performance is recognized by measuring the achievement of specific objectives that are related to concrete, measurable elements (such as earnings before taxes) in each executive officer’s performance and/or functional area of responsibility. Base salary levels were based on responsibility, experience, knowledge and on internal equity criteria and external pay practices. In appropriate circumstances, cash compensation will be augmented by the payment of bonuses with the intention that overall compensation be more closely aligned to the profitability of the Corporation or to the executive officer’s individual’s performance. The Stock Option Plan is intended to provide long term rewards linked directly to the market value of the Common Shares of the Corporation.
Salary
The salary for each of the Executives is targeted at the median of the applicable comparator group. Actual salaries take into consideration the individual’s position and responsibilities in the Corporation, the individual’s contribution to the Corporation’s performance and amounts paid by companies in the same industry for comparable positions.
Annual Bonus
Each Executive, other than the Executive Vice President, has an opportunity to earn an annual performance bonus. Generally, the target bonus for each Executive is expressed as a percentage of base salary and is commensurate with bonuses which are competitive in the industry for the position. Any bonus that is paid is limited to 100% of the Executive’s base salary and is based on the achievement by the Corporation of specific annual earnings before taxes (“EBT”) targets, as well as individual performance.
Long Term Incentives
The Corporation’s Stock Option Plan is designed to encourage all eligible employees, officers (including executive officers) and directors of the Corporation to align their interests directly with those of shareholders and to benefit shareholders by allowing the Corporation to attract and retain employees. Details of the Corporation’s Stock Option Plan are set out above under the heading “Stock Option Plan”.
The Compensation Committee is responsible for administering the Stock Option Plan, including reporting and, where appropriate, providing recommendations to the Board on the Stock Option Plan. On the recommendation of the Chief Executive Officer, the Compensation Committee considers and, where appropriate, approves stock option and SARs grants in accordance with the Stock Option Plan. To date, no SARs have been granted under the Stock Option Plan.
Options were granted under the Stock Option Plan based on the level of executive responsibility and overall compensation levels of comparable corporations. The number of stock options granted to the executive officers is based upon similar factors as are relevant in setting the salary and annual bonus of executive officers. In addition, the amount and terms of outstanding options are considered when determining new grants for executives officers and all other eligible participants under the Stock Option Plan.
Chief Executive Officer’s Compensation
Compensation for the President and Chief Executive Officer is intended to reflect a fair evaluation of his overall performance, responsibility and experience and is intended to be competitive with levels of compensation of comparable companies. Each year, an analysis of the President and Chief Executive Officer’s performance is based on actual performance, performance relative to anticipated plans and the effectiveness and appropriateness of strategies designed to address those factors. Compensation ranges designed to recognize level of responsibility and performance are based on survey data for the selected comparator group, consisting primarily of select companies considered to be comparable to the Corporation (based on the nature of their business and size) compiled by the Compensation Committee, and are examined to ensure that the compensation awarded by the Corporation is competitive and adequate. Except for a voluntary 10% reduction in his base salary between February 2002 and March 2004, the base salary of the President and Chief Executive Officer had not changed between October 1, 2001 and April 1, 2005. During the 2005 fiscal year, the Compensation Committee increased the fee payable to Mr. Genovese’s management company from $150,000 to $300,000, which placed the President and Chief Executive Officer in the mid-range level of compensation paid to the CEO of the companies examined. During the fiscal year, the President and Chief Executive Officer was also paid a bonus of $550,000 for meeting certain preestablished EBT targets and for the successful completion of acquisitions and financings, major account wins and other factors pertaining to the performance of the President and Chief Executive Officer.
Report presented by the Compensation Committee
David Hull (Chairman)
David Parkes
Hugh Aird
Compensation of Directors
Each year, the Nominating and Corporate Governance Committee reviews how directors are compensated for serving on the Board and its committees. It compares their compensation to that of similar companies and recommends any changes to the Board. In 2004, the Board conducted a review of the compensation of non-management directors. This was partly to address the risks and responsibilities associated with being an effective director. As a result, a new compensation arrangement was adopted for these non-management directors, which came into effect on October 1, 2004. All non-management directors of the Corporation are compensated for their services as directors and members of a committee through a combination of annual and meeting attendance fees. Messrs. Aird, Hull and Parkes are each entitled to receive an annual director’s/committee member’s fee of $30,000.00. As the Lead Director, Mr. Aird receives an additional $50,000 per year. A non-management director receives an additional annual fee of $10,000 for presiding over a committee of the Board (other than the Audit Committee). The Chairman of the Audit Committee receives an additional annual fee of $40,000. In addition, each director receives an attendance fee of $1,000 for each Board or committee meeting attended. No compensation is paid to the other directors, who are also executive officers, for their services as directors. Directors are also entitled to participate in the Corporation’s Stock Option Plan. During fiscal 2005, no stock options were granted to non-management directors. Non-management directors currently hold an aggregate of 78,000 previously granted options.
Directors’ and Officers’ Liability Insurance
The Corporation maintains liability insurance for the benefit of the directors and officers of the Corporation and its subsidiaries against liability incurred by them in their respective capacities. The current annual policy limit is $10,000,000. Under the policy, individual directors and officers are reimbursed for losses incurred in their capacities as such, subject to a deductible of $250,000 for claims arising in the United States and $150,000 for all other claims. The deductible is the responsibility of the Corporation. The annual premium of $232,797 was paid by the Corporation.
CORPORATE GOVERNANCE DISCLOSURE
The Corporation is subject to a variety of corporate governance guidelines and requirements enacted by the Canadian Securities Administrators (“CSA” ), The Nasdaq Stock Market (“NASDAQ” ) and by the U.S. Securities and Exchange Commission (“SEC”) under its rules and those mandated by the United States Sarbanes-Oxley Act of 2002. During the past year, there have been several changes to the corporate governance and corporate governance disclosure requirements applicable to the Corporation. Specifically, the Canadian Securities Administrators introduced in final form National Instrument 58-101 — Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 — Corporate Governance Guidelines (“National Policy 58-201”), both of which came into force on June 30, 2005 and effectively replaced the Corporate Governance Guidelines of the Toronto Stock Exchange. Also, amendments were made to Multilateral Instrument 52-110 — Audit Committees (“MI 52-110”).
The Corporation is required to disclose certain specified corporate governance information under NI 58-101. The disclosure required addresses items such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees, the orientation and education of directors, ethical business conduct and compensation matters. Set out below is a description of certain corporate governance practices of the Corporation, as required by NI 58-101.
As new regulations come into effect, the Nominating and Corporate Governance Committee and the Corporation’s Board of Directors will continue to review the Corporation’s corporate governance practices and make appropriate changes.
Board of Directors
The articles of the Corporation provide that there shall be a Board of not less than 3 or more than 10 directors. There are currently five directors of the Corporation. National Policy 58-201 recommends that boards of directors of reporting issuers be composed of a majority of “independent” directors (within the meaning of such term in NI 58-101).
The Board, on the recommendation of the Nominating and Corporate Governance Committee, is responsible for determining whether or not each director is independent. To achieve this, the Board analyses all of the relationships each director has with the Corporation and its subsidiaries in light of the concept of independence in NI 58-101 and director independence standards adopted by the Board. These standards are available in the Governance section of the Corporation’s website at www.Envoy.to. In general, a director who meets these standards and who does not otherwise have a material relationship with the Corporation would be considered independent. Based on the information provided by each director, and having considered the independence standards mentioned above, the Board determined that three of the Corporation’s five directors are independent within the meaning of such term in NI 58-101. Therefore, the Board is composed of a majority of independent directors.
The three independent directors are: Messrs. Hugh Aird, David Hull and David Parkes. Two directors have material relationships with the Corporation and are therefore not independent. Mr. Geoffrey Genovese, President and Chief Executive Officer of the Corporation, is considered to have a material relationship with the Corporation by virtue of his executive officer position. Mr. John Bailey is considered to have a material relationship with the Corporation by virtue of his position as Executive Vice President and Secretary of the Corporation.
Currently, no directors serve on the boards of directors of other public companies.
The current Chairman of the Board is the President and Chief Executive Officer of the Corporation, and is not an independent director. Because the Chairman is an executive officer, the Board has also adopted a policy that it have an independent lead director (“Lead Director”) who is charged with the duty to ensure that the Board discharges its responsibilities effectively and independently of management. The Lead Director chairs meetings of directors without management present. The Board has determined that the Lead Director shall be appointed by the Board based on the recommendations of the Nominating and Corporate Governance Committee. On September 22, 2004, Hugh Aird was appointed the Lead Director.
Where appropriate, the directors meet without management following Board meetings and at meetings of independent directors. The Board also meets without the President and Chief Executive Officer when his performance and compensation are being discussed. Since October 1, 2004, the independent directors have held five meetings without non-independent directors present.

Since October 1, 2004, the Board has held 26 meetings. The attendance of the directors at such meetings was as follows:

	Board Meetings	Board Meetings Since
Director	During Fiscal 2005	September 30, 2005	Total
Hugh Aird	18 of 18	7 of 8	25 of 26
John Bailey	18 of 18	8 of 8	26 of 26
Geoff Genovese	18 of 18	8 of 8	26 of 26
David Hull	18 of 18	8 of 8	26 of 26
David Parkes	16 of 18	8 of 8	24 of 26
In addition, since October 1, 2004, Messrs. Aird, Hull and Parkes have attended 5 meetings of the independent directors, at which Messrs. Genovese and Bailey were not eligible to attend.
Mandate of the Board
The Board has adopted a Board Mandate, under the title “Envoy Communications Group Inc. — Corporate Governance Guidelines”. A copy of this Board Mandate is available in the Governance section of the Corporation’s website at www.Envoy.to, on the SEDAR website at www.sedar.com and on the EDGAR website at www.sec.gov.
The Board has the responsibility for the overall stewardship of the Corporation, establishing the overall policies and standards for the Corporation in the operation of its businesses, and reviewing and approving the Corporation’s strategic plans. In addition, the Board monitors and assesses overall performance and progress in meeting the Corporation’s goals. Day to day management is the responsibility of the President and Chief Executive Officer and senior management.
In addition to the Board’s statutory responsibilities under the Business Corporations Act (Ontario), the Board’s “stewardship” responsibilities include the following: (a) assessing the principal risks arising from or incidental to the business activities of the Corporation; (b) appointing all senior executives of the Corporation and, through the Compensation Committee of the Board, developing and implementing the executive compensation policies and reviewing the performance of the President and Chief Executive Officer with reference to the Corporation’s policies, stated budget and other objectives; (c) overseeing the Corporation’s policies regarding public communications, investor relations and shareholder communications; and (d) monitoring and assessing, through the Audit Committee of the Board, the scope, implementation and integrity of the Corporation’s internal information, audit and control systems.
Board Committees
The directors have established the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee to focus resources and expertise in certain areas of the Board’s mandate.
Audit Committee
The Audit Committee is comprised of three directors, David Parkes (Chairman), Hugh Aird and David Hull. All three members of the Audit Committee are independent directors of the Corporation. Among other things, the Audit Committee is responsible for reviewing the Corporation’s annual and quarterly consolidated financial statements and reporting to the Board in connection therewith. On September 22, 2004, the Audit Committee adopted a new Audit Committee Charter, which specifies the auditor’s accountability to the Board and the authority and responsibilities of the Audit Committee in compliance with MI 52-110. No changes to the Audit Committee Charter were required as a result of the amendments to MI 52-110 which became effective on June 30, 2005. A copy of the Audit Committee Charter is available in the Governance section of the Corporation’s website at www.Envoy.to, on the SEDAR website at www.sedar.com and on the EDGAR website at www.sec.gov.

Compensation Committee
The purpose of the Compensation Committee is to assist the Board in its oversight responsibilities relating to the compensation, nomination, evaluation and succession of the executive officers of the Corporation; the administration of the Corporation’s Stock Option/Stock Appreciation Right Plan; and the review of executive compensation disclosure. The Compensation Committee is comprised of three directors, David Hull (Chairman), David Parkes and Hugh Aird, all of whom are independent directors. A copy of the Compensation Committee Charter is available in the Governance section of the Corporation’s website at www.Envoy.to, on the SEDAR website at www.sedar.com and on the EDGAR website at www.sec.gov.
Nominating and Corporate Governance Committee
The Board has delegated to the Nominating and Corporate Governance Committee of the Board responsibility for co-ordinating and managing the process of recruiting, interviewing and recommending candidates to the Board; developing and recommending standards of performance of the Board as a whole, its committees and individual directors; assessing the effectiveness of the Board as a whole and its committees and the contribution of individual directors; making recommendations to the Board regarding the composition of committees of the Board; provide new directors with an orientation program through a review of past Board materials and other public and private documents concerning the Corporation; reviewing and making recommendations to the Board with respect to developments in the area of corporate governance and the structure and practices of the Board; and reviewing and assessing compliance by the Corporation with applicable corporate governance rules and guidelines established by securities regulators and stock exchanges. The Nominating and Corporate Governance Committee is comprised of three independent directors, David Hull (Chairman), Hugh Aird and David Parkes. A copy of the Nominating and Corporate Governance Committee Charter is available in the Governance section of the Corporation’s website at www.Envoy.to, on the SEDAR website at www.sedar.com and on the EDGAR website at www.sec.gov.
Position Descriptions
The Board has a broad responsibility for supervising the management of the business and affairs of the Corporation. The Chair of the Board is responsible for establishing the agenda for each Board meeting and ensuring agenda items are dealt with. The Board has not found it necessary to develop specific position descriptions for the Chair of Board committees. The Board is currently of the view that the general mandates of committees on which such directors may sit are sufficient to delineate the role and responsibilities of the Chair of each committee.
The Corporation’s by-laws state that the Chief Executive Officer of the Corporation shall exercise general supervision over the affairs of the Corporation. The Board has not found it necessary to develop a specific position description for the Chief Executive Officer beyond this description.
Orientation and Continuing Education
New directors are given the opportunity to individually meet with members of senior management to improve their understanding of the Corporation’s business. All directors have regular access to senior management to discuss Board presentations and other matters of interest.
The Corporation also gives directors a reference manual, which contains information about the Corporation’s history and current status, corporate governance materials, its investments and its shareholders. This reference manual is updated regularly. It includes the Corporation’s Code of Business Conduct, which also applies to the directors, as well as governance and responsibilities of the Board and its committees, and a description of the duties and obligations of directors. As part of its mandate, the Nominating and Corporate Governance Committee is also responsible for providing orientation and continuing education for all board members, including reimbursing costs of attending certain outside director education programs. During their regular scheduled Board meetings, directors are given presentations on various aspects of the Corporation’s business.

Ethical Business Conduct
The Board has adopted a Code of Business Conduct (the “Code”). All of the Corporation’s employees, directors and officers must follow the Code, which provides guidelines for ethical behaviour. A copy of the Code is available in the Governance section of the Corporation’s website at www.Envoy.to, on the SEDAR website at www.sedar.com and on the EDGAR website at www.sec.gov.
The Code sets out in detail the principles and general business tenets and ethics and compliance policies applicable to the Corporation’s business and activities. The Code addresses topics such as: honest and ethical conduct and conflicts of interest; compliance with applicable laws and Corporation policies and procedures; business integrity and fair dealing; public disclosure; use of corporate property and opportunities; confidentiality; compliance with insider trading and other legal requirements; and records and document retention.
The Board expects all employees at all levels of the companies within its group, as well as officers, directors, customers, suppliers, vendors, contractors and partners, to read, understand and comply with the Code. If any employee is uncertain about a situation, the employee is expected to refer the matter to a supervisor or Human Resources representative. All employees are also expected to report in good faith any violations or potential violations of the Code and to co-operate in internal investigations about a reported violation. Supervisors are expected to answer employee questions about the Code or direct them to the right source of information; provide timely advice and guidance to employees on ethics and compliance concerns; handle all employee reports promptly and confidentially; encourage employees to ask questions and get advice before they act; and report in good faith any violations of the Code or situations that could result in violations to the Corporation’s Chief Legal Officer. In addition to employees’ and supervisors’ responsibilities detailed above, senior management has the responsibility to continuously promote ethical business conduct, in line with the Corporation’s values and general business principles.
No material change report has been filed since October 1, 2004 that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.
In addition to the Code, the Corporation has also developed procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls, auditing matters or evidence of an activity that may constitute corporate fraud or violation of applicable law and for the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The complete Complaint Procedures for Accounting and Auditing Matters is available in the Governance section of the Corporation’s website at www.Envoy.to, on the SEDAR website at www.sedar.com and on the EDGAR website at www.sec.gov.
Directors and officers of the Corporation are required under the Business Corporations Act (Ontario) to disclose any material interest in any material contract or transaction with the Corporation and refrain from voting with respect thereof, subject to certain exceptions.
Nomination of Directors
The members of the Corporation’s Nominating and Corporate Governance Committee are all independent directors. The Nominating and Corporate Governance Committee has the responsibility for assessing potential Board nominees, screening their qualifications and making recommendations for approval by the Board of nominees for election or appointment to the Board. To help achieve this task, the Nominating and Corporate Governance Committee develops qualifications and criteria for the selection of directors.
The Board aims to have a sufficient range of skills, expertise and experience to ensure that it can carry out its responsibilities effectively. Directors are chosen for their ability to contribute to the broad range of issues that the Board must deal with. The Board reviews each director’s contribution through the Nominating and Corporate Governance Committee and determines whether the Board’s size allows it to function efficiently and effectively. The Nominating and Corporate Governance Committee is mandated to review the size of the Board from time to time and recommend changes in size when appropriate.

Compensation
As described above, the Board has established a Compensation Committee composed entirely of independent directors. For information regarding the responsibilities, powers and operation of the Compensation Committee and the process by which the Board of Directors determines the compensation for the Company’s directors and executive officers please see “Board Committees — Compensation Committee”, “Report on Executive Compensation” and “Compensation of Directors” above. The Compensation Committee engaged the services of a compensation consultant, Mercer Human Resource Consulting, to report to it on the termination packages offered to executives of comparable corporations in order to assist the Compensation Committee in determining the appropriate termination package for the Chief Executive Officer of the Corporation.
Other Board Committees
The Board has not established any committees other than the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee.
Assessments
As part of its charter, the Nominating and Corporate Governance Committee is required to survey every year all directors on the effectiveness and performance of the Board and the Board’s committees, as well as individual directors. This is done primarily by distributing questionnaires to each director and will often include individual interviews with the Chairman of the Nominating and Corporate Governance Committee.
The Corporation’s Board Mandate states that the Nominating and Corporate Governance Committee will report to the Board annually on the evaluation of the performance of the Board, each of its committees and that of individual directors, based on the results of the directors’ annual questionnaire. In addition, the performance of the Lead Director is annually evaluated by the chair of the Nominating and Corporate Governance Committee by means of formal interviews with each of the directors.
Shareholder Communication
The objective of the Corporation’s shareholder communication policy is to ensure open and timely exchange of information relating to the Corporation’s business, affairs and performance, subject to the requirements of applicable securities legislation and other statutory and contractual obligations limiting the disclosure of such information. Information material to the Corporation’s business is released through news wire services, the general media, telephone conferences and shareholder mailings, thereby ensuring timely dissemination. Additionally, individual queries, comments or suggestions can be made at any time directly to the Corporation’s secretarial department located at its head office.
AUDIT COMMITTEE DISCLOSURES
The disclosure required by Form 52-110F1 of MI 52-110 — Audit Committees is contained in the Corporation’s annual information form (filed on SEC form 20-F) for the year ended September 30, 2005. The annual information form is available on the SEDAR website at www.sedar.com and on the EDGAR website at www.sec.gov. The following table indicates the sections in the Corporation’s annual information form that contain the information required by Form 52-110F1.

Form 52-110F1 Section	Form 20-F Section
1. Audit Committee Charter	Exhibit 15.1

2. Audit Committee Composition	Item 16A

3. Relevant Education and Experience	Item 16A

4. Reliance on Certain Exemptions	Not applicable

5. Reliance on the Exemption in Subsection 3.3(2) or Section 3.6	Not applicable

6. Reliance on Section 3.8	Not applicable

7. Audit Committee Oversight	Not applicable

8. Pre-Approval Policies and Procedures	Item 16C (e)

9. External Auditor Service Fees	Item 16C
PERFORMANCE GRAPH
The following graph compares the Corporation’s cumulative total shareholder return (assuming an investment of $100 on October 1, 2000) on the Common Shares of the Corporation during the period October 1, 2000 to October 1, 2005 with the cumulative return of the S&P/TSX Composite Index (formerly the TSE 300 Stock Index) during the same period. The price of the Common Shares has been adjusted to reflect the 1 for 5 consolidation of the Corporation’s Common Shares (see “Common Share Consolidation” below). The Common Share price performance as set out in the graph does not necessarily indicate future price performance.
Comparison of Cumulative Total Return Between Common Shares and
S&P/TSX Composite Index 2000 through 2005

	2000	2001	2002	2003	2004	2005
Corporation	$100.00	$26.99	$2.58	$15.95	$6.38	$6.01
S&P/TSX Composite	$100.00	$65.51	$59.92	$72.36	$84.28	$106.10
Index

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
No director or senior officer of the Corporation, no proposed management nominee for election as a director of the Corporation, no shareholder holding more than 10% of the votes attached to the Common Shares and no associate or affiliate of any of the foregoing had any material interest, direct or indirect, in any transaction since October 1, 2004 or in any proposed transaction that has materially affected or will materially affect the Corporation or any of its affiliates.
NORMAL COURSE ISSUER BID
On August 19, 2005, the Corporation announced a Normal Course Issuer Bid to purchase up to 2,013,702 Common Shares through the facilities of the TSX and/or NASDAQ over a 12 month period commencing August 26, 2005. All Common Shares purchased under this program will be cancelled. Under the terms of this Normal Course Issuer Bid, the Corporation has repurchased and cancelled 407,080 Common Shares for a cash consideration of $1.1 million up to September 30, 2005. The average price of the Common Shares repurchased during this period was $3.04 per share.
COMMON SHARE CONSOLIDATION
On January 21, 2005, the Corporation announced the consolidation (reverse split) of the Common Shares on the basis of one (1) new Common Share for every five (5) Common Shares previously outstanding. On February 10, 2005, the Common Shares commenced trading on both the TSX and NASDAQ on a post-consolidation basis.
ADDITIONAL INFORMATION
The Corporation’s financial information is contained in its audited consolidated financial statements for the year ended September 30, 2005 and related Management’s Discussion & Analysis, as found in the Annual Report to Shareholders. Copies of the Annual Report to Shareholders are available without charge to shareholders upon written request to the Corporation’s Investor Relations Department at 172 John Street, Toronto, Ontario, M5T 1X5. Additional information relating to the Corporation is also available on the SEDAR website at www.sedar.com and on the EDGAR website at www.sec.gov.
DIRECTORS’ APPROVAL
The contents and the sending of this Management Information Circular have been approved by the directors of the Corporation.
DATED February 22, 2006

Geoffrey B. Genovese
Chairman of the Board, President and Chief Executive Officer